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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.___)*



                             OBJECTSOFT CORPORATION
               -------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
               -------------------------------------------------
                         (Title of Class of Securities)

                                   674427 10 9
                          ----------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)


                                Page 1 of 4 pages

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------
                                      13G
CUSIP NO.   674427 10 9                                        PAGE 2 OF PAGES 4
-----------------------                                        -----------------
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           MELVIN WEINBERG
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [_]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                                 5          SOLE VOTING POWER

                                                       0
  NUMBER OF                   --------------------------------------------------
   SHARES                        6          SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                                             0
    EACH                      --------------------------------------------------
  REPORTING                      7          SOLE DISPOSITIVE POWER
   PERSON
    WITH                                               0
                              --------------------------------------------------
                                 8          SHARED DISPOSITIVE POWER

                                                       300,000
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      300,000*
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [_]

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      7.5%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

                      IN
--------------------------------------------------------------------------------

* Includes 150,000 shares owned by The David E. Y. Sarna Family Trust ("Sarna Trust") of which the reporting person is a trustee. The other trustee, Rachel Sarna, has sole voting power with respect to such shares, and the reporting person shares dispositive power with Mrs. Sarna. In addition, this figure includes 150,000 shares owned by The George J. Febish Family Trust ("Febish Trust") of which the reporting person is a trustee. The other trustee, Janis Febish, has sole voting power with respect to such shares, and the reporting person shares dispositive power with Mrs. Febish. The reporting person disclaims beneficial ownership of the shares held by the Sarna Trust and the Febish Trust.

                                  2 of 4 pages

--------------------------------------------------------------------------------
                                      13G
CUSIP NO.   674427 10 9                                        PAGE 3 OF PAGES 4
-----------------------                                        -----------------
--------------------------------------------------------------------------------

Item 1(a)     Name of Issuer:

                            ObjectSoft Corporation

Item 1(b)     Address of Issuer's Principal Executive Offices:

                            Continental Plaza III
                            433 Hackensack Avenue
                            Hackensack, NJ 07601

Item 2(a)     Name of Person Filing:

                            Melvin Weinberg

Item 2(b)     Address of Principal Business Office or, if none, Residence:

                            c/o Parker Chapin Flattau & Klimpl, LLP
                            1211 Avenue of the Americas
                            New York, New York 10036

Item 2(c)     Citizenship:

                            United States of America

Item 2(d)     Title of Class of Securities:

                            Common Stock, $.0001 par value per share

Item 2(e)     CUSIP Number:

                            674427 10 9

Item 3        This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b).

Item 4(a)     Amount Beneficially Owned

                                          As of December 31, 1996:

                                          300,000   shares.   Includes   150,000
                            shares owned by The David E. Y. Sarna Family Trust ("Sarna Trust") of which the reporting person is a trustee. The other trustee, Rachel Sarna, has sole voting power with respect to such shares, and the reporting person shares dispositive power with Mrs. Sarna. In addition, this figure includes 150,000 shares owned by The George J. Febish Family Trust ("Febish Trust") of which the reporting person is a trustee. The other trustee, Janis Febish, has sole voting power with respect to such shares, and the reporting person shares dispositive power with Mrs. Febish. The reporting person disclaims beneficial ownership of the shares owned by the Sarna Trust and the Febish Trust.

Item 4(b)     Percent of Class: 7.5%

                                Page 3 of 4 pages

--------------------------------------------------------------------------------
                                      13G
CUSIP NO.   674427 10 9                                        PAGE 4 OF PAGES 4
-----------------------                                        -----------------
--------------------------------------------------------------------------------

Item 4(c)     Number of share as to which such person has:

              (i)    sole power to vote or to direct the vote: 0
              (ii)   shared power to vote or to direct the vote: 0
              (iii)  sole power to dispose or to direct the disposition of: 0
              (iv)   shared  power to dispose or to direct the  disposition  of:
                     300,000

Item 5        Ownership of Five Percent or Less of a Class:


                            Inapplicable.

Item 6        Ownership of More than Five Percent on Behalf of Another Person.

                            Inapplicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                           Inapplicable.

Item 8        Identification and Classification of Members of the Group:

                            Inapplicable

Item 9        Notice of Dissolution of Group:

                            Inapplicable.

Item 10       Certification:

                            Inapplicable.



                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 5, 1997
                              ------------------------------------------
                                                 Date


                                        /s/ Melvin Weinberg
                              ------------------------------------------
                                               Signature
                                            Melvin Weinberg
                                                 Name


                                Page 4 of 4 pages